SCHEDULE 13D/A
                                 (Rule 13d-101)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          TENDERCARE INTERNATIONAL, INC
                                (Name of Issuer)

                                  Common Stock,
                         (Title of Class of Securities)

                                   74961F1058
                                 (CUSIP Number)

                                  Edward Reiss
                           Co-Chief Executive Officer
                         TENDERCARE INTERNATIONAL, INC.
                             3925 North Hastings Way
                              Eau Claire, WI 54703
                                 (715) 833-1750
      (Name, Address, and Telephone Numbers of Person Authorized to Receive
   Notices and Communications on Behalf of the Persons Filing this Statement)

                                 With copies to:
                              Steven Randall, Esq.
                          Michael Best & Friedrich LLP
                              Two Prudential Plaza
                               180 N. Stetson Ave.
                                   Suite 2000
                                Chicago, IL 60601
                                 (312) 222-0800
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 18, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                     Page 2 of 5


                                  SCHEDULE 13D

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CUSIP NO. 74961F108
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1.    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON:

      Edward Reiss
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |X|
                                                                     (b) |_|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS* PF

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2 (d) OR 2 (e) |_|

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION                       American

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   NUMBER OF          7.   SOLE VOTING POWER                     1,065,208 (1)
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.   SHARED VOTING POWER
 OWNED BY EACH       -----------------------------------------------------------
   REPORTING          9.   SOLE DISPOSITIVE POWER                1,065,208 (1)
  PERSON WITH        -----------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                           1,065,208 (1)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*                       |X|

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
      IN ROW (11)                                                14.24% (1)

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14.   TYPE OF REPORTING PERSON                                   IN

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(1)   Includes 3,792 shares held by Mr. Reiss in trust for his daughter.

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                                                                     Page 3 of 5


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CUSIP NO. 74961F108
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      Brenda Schenk
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |X|
                                                                     (b) |_|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS* PF

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2 (d) OR 2 (e) |_|

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION                       American

--------------------------------------------------------------------------------
   NUMBER OF          7.   SOLE VOTING POWER                     2,750,221
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.   SHARED VOTING POWER
  OWNED BY EACH       ----------------------------------------------------------
   REPORTING          9.   SOLE DISPOSITIVE POWER                2,750,221
  PERSON WITH        -----------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                           2,750,221

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*                       |_|

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (11)                                      36.76%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                   IN

--------------------------------------------------------------------------------

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                                                                     Page 4 of 5


      THIS AMENDMENT NO. 1 TO TRANSACTION STATEMENT ON SCHEDULE 13D is filed jointly by Edward Reiss ("Mr. Reiss") and Brenda Schenk ("Ms. Schenk") and amends the Transaction Statement on Schedule 13D filed by Mr. Reiss and Mr. Schenk on February 10, 2006 (the "Schedule 13D"). In this Amendment No. 1, Mr. Reiss and Ms. Schenk are sometimes individually referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the transaction described in Item 4 of this Amendment No. 1 and thus are eligible to make a joint filing under Rule 13d-1(k) promulgated under the Act. Except as expressly set forth in this Amendment No. 1, each Reporting Person disclaims beneficial ownership of the shares of common stock of TenderCare International, Inc. (the "Issuer") beneficially owned by the other Reporting Person or any other person. This joint filing shall serve to amend Mr. Reiss's Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 20, 2002 and Ms. Schenk's
Schedule 13D filed with the SEC on January 28, 2000.

      Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect.

Item 4.     Purpose of Transaction.

            (i) On December 14, 2005, the Issuer filed a statement on Schedule 13E-3 and a Preliminary Proxy Statement on Schedule 14A (the
            "Proxy Statement"), each as amended by Amendment No. 1 filed on March 13, 2006, pursuant to which the Issuer described and sought shareholder approval of its plan to effect a 1-for-25,000 reverse stock split of all outstanding shares of Common Stock (the "Reverse Split"). If approved and consummated, the Reverse Split would have resulted in the Reporting Persons owning approximately 63.08% of the outstanding shares of Common Stock. In addition, following the Reverse Split transaction, the Issuer planned to terminate its registration under the Securities Exchange Act of 1934 and would have no longer been required to file periodic reports with the Securities and Exchange Commission (such transaction, the "Going Private Transaction").

            On  February  10,  2006,  the  Reporting   Persons  expressed  their
            intention to provide financing for the Reverse Split.

            On May 18, 2006, the Board of Directors of the Issuer elected not to consummate the Going Private Transaction and provided the SEC with notice of withdrawal of the Schedule 13E-3 and Proxy Statement. Accordingly, the Reporting Persons and the Issuer have ceased negotiations regarding the terms pursuant to which the Reporting Persons would finance the Reverse Split.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            See Item 4 above.

            Other than as described in this Item 6 there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

Exhibit No.                                   Title
-----------                                   -----
   99.1 Joint Filing Agreement (previously filed as an exhibit to Schedule 13D filed on February 10, 2006)

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                                                                     Page 5 of 5


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                   Dated:  April 19, 2006
                                                               /s/ Edward Reiss
                                                                   -------------
                                                                   Edward Reiss


                   Dated:  April 19, 2006

                                                               /s/ Brenda Schenk
                                                                   -------------
                                                                   Brenda Schenk